

December 4, 2019

Joerg Hornstein
Chief Financial Officer
AC Immune SA
EPFL Innovation Park
Building B
1015 Lausanne
Switzerland

> **Re: AC Immune SA**
> **Form 20-F for the Fiscal Year Ended December 31, 2018**
> **Filed April 19, 2019**
> **Form 6-K for the Quarterly Period Ended June 30, 2019**
> **Filed August 14, 2019**
> **File No. 001-37891**

Dear Mr. Hornstein:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 6-K dated August 14, 2019

Exhibit 99.1
Interim Condensed Financial Statements (Unaudited)
Notes to Interim Condensed Financial Statements
3.1 Licensing and collaboration agreements , page 13

1. Please provide us the following information supporting your revenue recognition for the license granted under the collaboration agreement with Eli Lilly and Company ("Lilly").
   • Explain the factors that you considered in characterizing this license transferred to Lilly as a distinct performance obligation representing a "right-to-use" rather than a "right-to-access."

- Explain how Lilly has used and is expected to use this license during Phase 1 clinical trials and whether it has benefited from this license since the effective date.
- Explain your consideration of factors discussed in IFRS 15.B58 and B59, particularly the extent to which Lilly has been or will be exposed to the positive or negative results of your Phase 1 clinical trials.
- Provide support for your use of the residual approach to estimate the standalone selling price for this license, given that this approach is only permissible in limited circumstances.
- Explain how the apparent premium implicit in the contemporaneously-negotiated convertible note, which converted to common shares on April 23, 2019, impacted your determination of transaction price and revenue recognized in 2019.
- Refer us to the technical guidance upon which you relied.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ibolya Ignat at (202) 551-3636 or Franklin Wyman at (202) 551-3660 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences